Exhibit 99.2

4Q 2016 Earnings Conference Call

NYSE: INXN

1 March 2017

Copyright © 2017 Interxion

Disclaimer

This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centres; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,”

“continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.

In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things:

operating expenses cannot be easily reduced in the short term;

inability to utilise the capacity of newly planned data centres and data centre expansions;    significant competition;    cost and supply of electrical power;    data centre industry over-capacity; and    performance under service level agreements.

All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document.

This document contains references to certain non-IFRS financial measures, such as EBITDA, adjusted EBITDA, recurring revenue, adjusted net income, adjusted diluted earnings per share. For definitions of these measures and a reconciliation of these measures to the nearest IFRS-measure, please refer to the appendix.

Certain financial and other information presented in this document has not been audited or reviewed by our independent auditors.

Certain numerical, financial data, other amounts and percentages in this document may not sum due to rounding. In addition, certain figures in this document have been rounded to the nearest whole number.

Strategic & Operational Highlights

David Ruberg – Chief Executive Officer

Copyright © 2017 Interxion

FY 2016 Performance

Financial Execution    Operational Execution

Total revenue, all organic, grew 9% Y/Y Opened 4 new data centres and completed 6 other

11% Y/Y constant currency    expansions across 5 markets

Recurring revenue grew 10% Y/Y    4 additional data centres and 5 other expansions

scheduled for 2017 and 2018

Adjusted EBITDA grew 11% Y/Y

Revenue generating space grew 10%

Adjusted EBITDA margin increased by 100 bps Y/Y to

Utilisation rate increased to 79%

45.3%

Capital expenditure of € 250.9 million including Acquired data centre business of Vancis in 1Q 2017 in

Amsterdam

intangibles

Solid Revenue Growth and Expanding Adjusted EBITDA Margins    4

4Q    2016 Financial Highlights

Revenue

4Q Revenue € 110.5 million(€ millions)110.5

104.0105.3

Grew 10% Y/Y and 5% Q/Q100.7102.0

Non-

Grew 12% Y/Y and 5% Q/Q constant currencyrecurring

revenue

4Q Recurring revenue € 103.4 million95.197.299.3100.0103.4

Recurring

Grew 9% Y/Y and 3% Q/Qrevenue

94% of total revenue4Q151Q162Q163Q164Q16

4Q Adjusted EBITDA € 49.3 million Adjusted EBITDA & Margin

(€ millions)

Grew 10% Y/Y and 2% Q/Q

4Q Adjusted EBITDA margin 44.6% 44.945.947.348.349.3

4Q151Q162Q163Q164Q16

44.6%45.0%45.5%45.9%44.6%Margin

12% Constant Currency Revenue Growth Provides Momentum into 20175

4Q 2016 Operational Highlights

Equipped & Revenue Generating Space

Equipped space of 110,800 sqm (1,000’s sqm)

3,000 sqm added in the quarter    110.8Available

104.2107.8Equipped

101.6

101.2space

Revenue

Revenue generating space of 87,200 sqm space generating

3,100 sqm installed in the quarter

79.180.481.684.187.2

Utilisation rate of 79%

4Q151Q162Q163Q164Q16

78%79%78%78%79%Utilisation

High Utilisation as Installations Aligned with Added Capacity    6

Expanding Facilities To Support Customer Demand

Announced Projects With Current or Pending Expansions(1)

(See Appendix for further information)

Completed expansions: ProjectEquipped Space

MarketData CentreProjectCapEx(sqm)Remaining

AMS8: opened initial ~1,500 sqm(€ millions)ProjectOpened (1)Schedule

Phases 1 – 2

DUB3: opened initial ~1,200 sqmAmsterdamAMS8New Build502,9001,5001Q17

Phase 1—2

PAR7: opened ~500 sqmCopenhagenCPH2New Build191,1005001Q17

Phase 1 – 2

DublinDUB3281,2001,200Complete

Three new data centres announced: New Build

Phases 1-4

FrankfurtFRA11954,80004Q17 – 2Q18

FRA12: 1,100 sqmNew Build

Phases 1

FrankfurtFRA12191,10004Q17

LON3: 1,800 sqmNew Build

Phases 1

LondonLON3351,80003Q18

STO5: 2,200 sqm in 3 phasesNew Build

Phases 2

MarseilleMRS1302,2008002Q17

(cont.)—3

Organic expansions totaling approximately

ParisPAR7Phase 2372,1005002Q17

14,400 sqm opening in 2017 through mid-2018

Phases 1

StockholmSTO51160003Q17

New Build

Phases 1-6

ViennaVIE2654,2003,1002Q17

New Build

Note: Totals may not add due to rounding.

(1)    As of 1 March 2017. CapEx and Equipped Space are approximate and may change. CapEx reflects the total spend for the listed project at full power and capacity and the amounts shown in the table above may be

invested over the duration of more than one fiscal year.    7

Building Communities Of Interest Delivers Significant Customer Value

9% 11%

Financial Services Digital Media / CDNs Enterpri

9% Systems Integrators

30%

Cloud Providers

31%

Connectivity Providers

Note: Totals may not add due to rounding.    8

Financial Highlights

Josh Joshi – Chief Financial Officer

Copyright © 2017 Interxion

interxion

4Q 2016 Results

€ millions (except per share amounts)	4Q 2015	3Q 2016	4Q 2016	4Q 2016 vs. 4Q 2015	4Q 2016 vs. 3Q 2016
Recurring revenue	95.1	100.0	**103.4**	9%	3%
Revenue	100.7	105.3	**110.5**	10%	5%
Gross profit	61.4	64.5	**67.5**	10%	5%
Gross profit margin	61.1%	61.3%	**61.1%**	-	(20 bps)
Adjusted EBITDA(1)	44.9	48.3	**49.3**	10%	2%
Adjusted EBITDA(1) margin	44.6%	45.9%	**44.6%**	-	(130 bps)
Net income	12.1	10.5	**10.0**	(17%)	(4%)
EPS (diluted)	€0.17	€0.15	**€0.14**	(18%)	(4%)
Adjusted net income(1)	12.1	8.6	**9.0**	(26%)	5%
Adjusted EPS (diluted)(1)	€0.17	€0.12	**€0.13**	(27%)	5%

- Revenue grew 10% Y/Y and 5% Q/Q
  - Constant currency revenue grew 12% Y/Y and 5% Q/Q
  - GBP approximately 10% of 4Q 2016 total revenue
- Strong NRR driven by installations
- ARPU increased to €403
- 4Q16 Adjusted EBITDA margins impacted by revenue mix and higher G&A in quarter

(1) Adjusted EBITDA, adjusted net income, and adjusted earnings per share (diluted) are non-IFRS figures intended to adjust for certain items. Full definitions can be found on the "Definitions" section in this slide deck. Reconciliations of adjusted EBITDA and adjusted net income to Net income can be found in the financial tables later in the appendix of this slide deck.

10

4Q 2016 Reporting    Segment Analysis

France, Germany, Netherlands & UK     Rest of Europe

53.7%    55.2% 55.8%55.0%53.9%(€ millions)57.9%59.0%57.3%58.3%57.5%

71.0

64.8    65.566.466.9Revenue

35.936.537.638.439.5

34.8    36.237.036.838.2Adjusted22.7

EBITDA20.821.521.622.4

Adjusted

EBITDA

margin

4Q15    1Q162Q163Q164Q164Q151Q162Q163Q164Q16

Revenue grew 10% Y/Y, 6% Q/Q Revenue grew 10% Y/Y, 3% Q/Q

13% Y/Y and 6% Q/Q constant currency 11% Y/Y and 3% Q/Q constant currency

Recurring revenue grew 9% Y/Y, 4% Q/Q Recurring revenue grew 9% Y/Y, 3% Q/Q

Adjusted EBITDA grew 10% Y/Y, 4% Q/Q Adjusted EBITDA grew 10% Y/Y, 2% Q/Q

Strength in Germany and France Strength in Austria, Spain and Sweden

Note: Analysis excludes “Corporate & Other” segment.

Double Digit Revenue Growth and Strong Margins in Both Reporting Segments11

2016 FY Results

2016

€ millions    2015 2016vs.

(except per share amounts)     2015

Recurring revenue    365.2 400.010%

Revenue grew 9% Y/Y

Revenue    386.6 421.89%

Constant currency revenue grew 11% Y/Y

Gross profit    234.9 259.210%

Gross profit margin    60.8% 61.5%+70 bps Gross profit margins increased 70 basis points

Adjusted EBITDA(1)    171.3 190.911% Adjusted EBITDA grew 11% Y/Y

Adjusted EBITDA(1) margin    44.3% 45.3%+100 bps Adjusted EBITDA margins increased 100 basis points

Net income    48.6 39.9(18%) Net income & Adjusted net income impacted by M&A

EPS (diluted)    € 0.69 € 0.56(19%)items in 2015 and increased depreciation and finance

Adjusted net income(1)    37.9 36.6(4%)expense in 2016

Adjusted EPS (diluted)(1)    € 0.54 € 0.51(5%)

(1) Adjusted EBITDA, adjusted net income, and adjusted earnings per share (diluted) are non-IFRS figures intended to adjust for certain items. Full definitions can be found on the “Definitions” section in this slide deck.

Reconciliations of adjusted EBITDA and adjusted net income to Net income can be found in the financial tables later in the appendix of this slide deck.    12

Operating    LeverageDrivesStrong Returns

Adjusted EBITDA Margin

45.3%

Strong margin performance driven by

44.3%

disciplined expansion and prudent capital

allocation

42.9%43.0%

380 bps margin expansion while

41.5%    expanding capacity by 50% and adding

11 new data centres

Operating leverage, coupled with continued

2012    2013201420152016efficiencies in data centre operations

DC’s in

Operation    33 34404144

Disciplined    Investments

Capital Expenditures,     By Geography (FY 2016)

including Intangible Assets    (€ millions)

(€    millions)

10.5

250.9Big 4 68% of capex invested in

216.369.7ROEBig 4

Corporate

192.6170.7 91% of capex invested in

178.3

discretionary expansion

143.4

projects

By Category (FY 2016) Maintenance & other capex

(€ millions)

8.9constituted 3% of total

13.2

Expansion /revenue

Upgrade

Maintenance

& Other

2012    2013201420152016228.8Intangibles

Utilisation    76% 75%76%78%79%

Demand Driven Capex Delivering Continued High Utilisation Levels14

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Strong Balance Sheet

€ millions (except per share amounts)	31-Dec-16	31-Dec-15
Cash & Cash Equivalents	**115.9**	53.7
Total Borrowings[1]	**735.0**	555.1
Shareholders Equity	**548.8**	507.4
Total Capitalisation	**1,283.8**	1,062.5
Total Borrowings / Total Capitalisation	**57.3%**	52.2%
Gross Leverage Ratio[2]	**3.8x**	3.3x
Net Leverage Ratio[3]	**3.2x**	2.9x

- Strong Balance Sheet
- €100 million RCF undrawn at year end
  - €30 million drawn in Q1 2017
  - Acquired data centre business of Vancis for ~€78 million in 1Q 2017
- 5.7% blended cost of debt
- 4Q 2016 LTM Cash ROGIC 11%

(1) *Total Borrowings = 6.00% Senior Secured Notes due 2020 including premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses + Mortgages + Financial Leases + Revolving facility borrowings + Other Borrowings – Revolving facility deferred financing costs.*
(2) *Gross Leverage Ratio = (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facility borrowings+ Other Borrowings) / LTM Adjusted EBITDA.*
(3) *Net Leverage Ratio = (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facility balance + Other Borrowings – Cash & Cash Equivalents) / LTM Adjusted EBITDA.*

Ample Liquidity Provides Flexibility for Future Growth

15

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Disciplined Investments Drive Strong Returns


(€millions)
Q4 2016 LTM Returns
832
314
211
(8)
24%
203
Investments[3]
Revenue
Gross Profit
67% margin
Maintenance Capex
Annual Cash Return

- 30 fully built-out data centres[1][2]
  - Space fully equipped
  - Some power upgrades yet to come
  - As of 1 January 2015
- 70,500 sqm of equipped space
- 83% utilisation
- 24% annual cash return

(1) Fully built-out data centre: a data centre for which materially all equippable space is equipped. However, note, future power upgrades can further increase the capacity of a fully built out data centre.
(2) 30 fully built-out data centres as at 1 January 2015: AMS1, AMS3, AMS4, AMS5, AMS6, BRU1, CPH1, DUB1, DUB 2, FRA1, FRA2, FRA3, FRA4, FRA5, FRA6, FRA7, FRA8, FRA9, LON1, LON2, MAD1, PAR1, PAR2, PAR3, PAR4, PAR5, PAR6, STO1, STO3, and VIE1.
(3) Represents total cumulative investments in Data Centre Assets, including freehold land and buildings, infrastructure and equipment, Intangible assets, and assets under construction as at 31 Dec 2016.

Attractive Cash Returns from Fully Built-Out Data Centres[1]

16

Business Commentary Outlook &

Concluding Remarks

David Ruberg – Chief Executive Officer

Copyright © 2017 Interxion

Spectrum of Data    Centre Providers

Wholesale    Carrier OperatedCarrier Neutral

Increasing value creation through connectivity and communities

Limited connectivity Limited connectivity Rich connectivity

Real estate focus Data centre as add-on service Communities of interest

Barriers to Entry

Economies of scale Customer ownership Connectivity community

Connectivity Influen

Priorities

Competitive landscape differs

Frankfurt, London, Amsterdam

Paris are the key markets in E

Marseille has been established

connectivity gateway between

Middle East, Africa, and Asia

Big 4 Markets

Gateway Markets

Other Markets

Guidance for 2017

Revenue € 468m – € 483m

Adjusted EBITDA(1) € 212m – € 222m

Capital Expenditures(2) € 250m – € 270m

(1) Adjusted EBITDA is a non-IFRS measure intended to adjust for certain items. The definition of Adjusted EBITDA can be found on the “Definitions” section in this slide deck. A reconciliations of adjusted EBITDA can be found in the financial tables later in the appendix of this slide deck.

(2) Excludes ~€ 78 million for acquisition of the Vancis data centre business in 1Q 2017. 20

Questions & Answers

Copyright © 2017 Interxion

Appendix

Copyright © 2017 Interxion

Track Record Of Execution

Revenue by Quarter

(€ millions)    95.498.0100.7 102.0 104.0 105.3 110.5

89.992.5

83.686.4

54.655.657.960.062.064.465.868.070.472.974.476.578.178.280.6

47.8    50.4

1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12    2Q12 3Q124Q12 1Q13 2Q133Q13 4Q131Q142Q143Q144Q141Q152Q153Q154Q151Q162Q163Q164Q16

Y/Y Growth 18%    19% 25%23%21%19%13%16%14%13%14%13%13%13%11%7%8%9%11%15%15%14%13%12%10%9%7%10%

Big 4%(2)    60% 60%60%58%60%60%59%62%61%62%62%62%63%63%62%63%63%62%63%63%63%63%65%64%64%64%65%64%

Adjusted EBITDA by Quarter    349.3

(€ millions)    40.642.043.744.945.947.348.

31.231.732.733.834.535.937.338.7

27.127.327.828.7

17.4    19.620.821.422.223.325.0

Adjusted    1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q124Q12 1Q13 2Q133Q13 4Q131Q142Q143Q144Q141Q152Q153Q154Q151Q162Q163Q164Q16

EBITDA    36% 39%38%38%38%39%40%42%42%41%41%43%43%43%43%43%43%43%43%43%44%44%45%45%45%46%46%45%

Margin(3)

(1)    CAGR calculated as 4Q16 vs. 1Q10.

(2)    Big 4 % defined as percentage of total revenue from France, Germany, Netherlands, and UK reporting segment.

(3)    Adjusted EBITDA margin calculated as adjusted EBITDA divided by Revenue.

41 Consecutive Quarters of Organic Revenue and Adjusted EBITDA Growth23

Illustrative ARPU    Development

Customer ARPU

Development     ARPU increases over time as IT workloads

increase:

Customers initially contract for space and modest power

reservation(1)

As workloads increase, larger power reservation fees are

required and energy consumption increases

Space Installed

Data Centre Recurring     Revenue grows from space, power reservation, and

Revenue Development    Power Reservation & energy consumption over time

Energy Consumption

As data centres fill with customers:

Revenue mix initially tilted toward space

As space becomes more fully utilised, revenue growth

from power reservation and energy consumption can

continue

(1)    Power Reservation is the fee for infrastructure power (cooling, power distribution, etc.).

Revenue Develops Over Time as Power Reservation and Energy Consumption Increase    24

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Historical Financial Results

€ in millions (except as noted)	2014				2015				2016				2014	2015	2016
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	FY	FY	FY
Recurring revenue	75.9	78.7	80.9	83.7	87.1	90.3	92.8	95.1	97.2	99.3	100.0	103.4	319.2	365.2	400.0
Non-recurring revenue	4.7	4.9	5.6	6.2	5.4	5.2	5.2	5.6	4.8	4.7	5.3	7.1	21.4	21.4	21.8
Total revenue	80.6	83.6	86.4	89.9	92.5	95.4	98.0	100.7	102.0	104.0	105.3	110.5	340.6	386.6	421.8
Gross profit	48.0	49.6	50.9	53.0	56.2	57.8	59.5	61.4	62.9	64.4	64.5	67.5	201.6	234.9	259.2
Gross profit margin	*59.6%*	*59.4%*	*58.9%*	*58.9%*	*60.8%*	*60.5%*	*60.7%*	*61.1%*	*61.6%*	*61.9%*	*61.3%*	*61.1%*	*59.2%*	*60.8%*	*61.5%*
Adj EBITDA	34.5	35.9	37.3	38.7	40.6	42.0	43.7	44.9	45.9	47.3	48.3	49.3	146.4	171.3	190.9
Adj EBITDA margin	*42.9%*	*42.9%*	*43.1%*	*43.0%*	*43.9%*	*44.0%*	*44.6%*	*44.6%*	*45.0%*	*45.5%*	*45.9%*	*44.6%*	*43.0%*	*44.3%*	*45.3%*
Net profit / (loss)	10.4	8.3	9.0	7.4	4.4(1)	21.6(1)	10.4(1,2)	12.1(1)	10.2(1)	9.2(1)	10.5(1)(2)	10.0(1)	35.1	48.6(1,2)	39.9(1,2)
CapEx paid	57.0	54.4	57.0	47.8	67.6	47.8	35.3	42.0	50.0	62.6	64.5	73.8	216.3	192.6	250.9
Expansion / upgrade	52.7	51.0	51.2	43.7	64.2	44.3	30.4	36.9	45.3	56.3	58.8	68.2	198.7	175.7	228.8
Maintenance & other	3.7	2.6	5.0	2.9	1.1	2.6	3.0	3.6	2.1	4.4	2.2	4.5	14.3	10.4	13.2
Intangibles	0.6	0.8	0.8	1.2	2.3	0.9	1.9	1.5	2.6	1.9	3.5	1.0	3.3	6.5	8.9
Cash generated from operations	34.3	26.9	33.6	40.5	34.2(1)	54.1(1)	43.0(1)	38.1(1)	50.4(1)	39.3(1)	43.5(1)	50.2(1)	135.4	169.4(1)	183.4(1)
Gross PP&E	1,045.4	1,105.8	1,183.1	1,235.6	1,308.8	1,350.2	1,375.6	1,418.7	1,457.2	1,541.2	1,579.7	1,651.1	1,235.6	1,418.7	1,651.1
Gross intangible assets	25.5	26.5	27.5	28.0	30.5	33.6	35.1	34.6	36.5	38.1	43.2	42.3	28.0	34.6	42.3
LTM Cash ROGIC	13%	12%	12%	11%	12%	12%	12%	12%	12%	11%	12%	11%	11%	12%	11%

Note: Figures rounded to nearest net € 0.1 Million. Totals may not add due to rounding. The Company's growth has been 100% organic; hence, gross goodwill is zero for all periods.

(1) Includes €6.9 million, €3.9 million, €0.5 million, €0.6 million, €0.2 million, €0.5 million, €0.9 million, and €0.8 million of M&A transaction cost in 1Q15, 2Q15, 3Q15, 4Q15, 1Q16, 2Q16, 3Q16, and 4Q16 , respectively; also includes € 20.9 million M&A transaction break fee income in 2Q15.

(2) Includes gain on sale of financial asset.

25

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Historical Segment Financial Results

€ in millions (except as noted)	2014				2015				2016				2014	2015	2016
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	FY	FY	FY
Big 4															
Recurring revenue	47.6	49.3	51.0	52.7	55.0	57.3	59.5	60.9	62.3	63.8	63.8	66.2	200.6	232.6	256.0
Non-recurring revenue	3.1	2.9	3.9	3.7	3.6	3.0	3.8	3.9	3.3	2.6	3.1	4.8	13.6	14.3	13.8
Total revenue	**50.8**	**52.2**	**54.9**	**56.4**	**58.6**	**60.3**	**63.2**	**64.8**	**65.5**	**66.4**	**66.9**	**71.0**	**214.2**	**246.9**	**269.8**
Gross profit margin	*61.8%*	*61.2%*	*60.5%*	*60.1%*	*62.0%*	*62.6%*	*62.3%*	*62.0%*	*62.4%*	*63.4%*	*62.6%*	*62.0%*	*60.9%*	*62.2%*	*62.6%*
Adj EBITDA	**27.3**	**27.9**	**29.2**	**29.0**	**31.4**	**33.2**	**34.9**	**34.8**	**36.2**	**37.0**	**36.8**	**38.2**	**113.4**	**134.3**	**148.2**
Adj EBITDA margin	*53.8%*	*53.4%*	*53.3%*	*51.4%*	*53.5%*	*55.1%*	*55.2%*	*53.7%*	*55.2%*	*55.8%*	*55.0%*	*53.9%*	*52.9%*	*54.4%*	*54.9%*
Rest of Europe															
Recurring revenue	28.2	29.4	29.9	31.0	32.1	33.0	33.3	34.2	35.0	35.6	36.2	37.3	118.6	132.6	144.0
Non-recurring revenue	1.6	2.0	1.7	2.5	1.8	2.2	1.5	1.7	1.5	2.1	2.2	2.2	7.8	7.1	8.1
Total revenue	**29.8**	**31.4**	**31.6**	**33.5**	**33.9**	**35.1**	**34.8**	**35.9**	**36.5**	**37.6**	**38.4**	**39.5**	**126.4**	**139.6**	**152.0**
Gross profit margin	*62.2%*	*62.3%*	*61.5%*	*62.3%*	*64.6%*	*63.6%*	*64.3%*	*65.9%*	*66.9%*	*65.8%*	*65.2%*	*64.3%*	*62.1%*	*64.6%*	*65.9%*
Adj EBITDA	**15.8**	**16.6**	**16.8**	**18.1**	**19.0**	**19.3**	**19.8**	**20.8**	**21.5**	**21.6**	**22.4**	**22.7**	**67.3**	**78.9**	**88.2**
Adj EBITDA margin	*52.9%*	*52.9%*	*53.1%*	*53.9%*	*56.0%*	*55.1%*	*56.9%*	*57.9%*	*59.0%*	*57.3%*	*58.3%*	*57.5%*	*53.2%*	*56.5%*	*58.0%*
Corporate & Other															
Adj EBITDA	**(8.5)**	**(8.7)**	**(8.7)**	**(8.4)**	**(9.7)**	**(10.6)**	**(11.0)**	**(10.7)**	**(11.8)**	**(11.2)**	**(10.8)**	**(11.7)**	**(34.3)**	**(41.9)**	**(45.5)**

Note: Figures rounded to nearest net € 0.1 Million. Totals may not add due to rounding.

26

Historical Operating Metrics

Space figures in square metres(1)     201420152016

Recurring ARPU in €

Customer Available Power in    1Q 2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4Q

MW(1)

Equipped space    82,900 86,00088,60093,50094,80098,300100,200101,200101,600104,200107,800110,800

Equipped space added    2,800 3,1002,6004,9001,3003,5001,9001,0004002,6003,6003,000

Revenue generating space    61,400 64,30068,50071,00074,00077,10078,00079,10080,40081,60084,10087,200

RGS added    1,700 2,9004,2002,5003,0003,1009001,1001,3001,2002,5003,100

Recurring ARPU    418 418406400400398399403406409402403

Utilisation (%)(2)    74% 75%77%76%78%78%78%78%79%78%78%79%

Equipped customer power    86 909699109114116118120123129131

Maximum equippable customer

power     139139145145153154177179178178187187

Data centres in operation    36 3738403940404141424244

(1)    All figures at the end of the period, except as noted. Maximum equippable customer power includes the announced maximum equippable customer power from current and announced data centres as at the date of each quarter’s respective report.

(2)    Utilisation as at the end of the reporting period. 27

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Scheduled Equipped Space Additions

Space figures in square metres[1]	2014				2015				2016				2017E[2]				2018E
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	*1QE*	*2QE*	*3QE*	*4QE*	*FYE*
Big 4																	
France	–	–	–	600	–	–	900	–	–	–	800	500	–	*3,000*	–	–	–
Germany	800	1,800	100	1,800	–	400	100	600	1,200	1,800	2,400	–	–	–	–	*3,500*	*2,400*
Netherlands[3]	1,100	1,000	1,500	1,300	700	1,300	–	–	(700)	–	–	1,500	*1,400*	–	–	–	–
UK	–	100	100	–	–	–	100	–	–	–	–	–	–	–	–	–	*1,800*
Subtotal	**1,900**	**2,900**	**1,700**	**3,700**	**700**	**1,700**	**1,100**	**600**	**400**	**1,800**	**3,200**	**2,000**	***1,400***	***3,000***	–	***3,500***	***4,200***
Rest of Europe																	
Austria	–	–	–	1,300	600	600	–	300	–	–	300	–	–	*1,100*	–	–	–
Belgium	300	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Denmark	–	–	–	–	–	–	–	–	–	500	–	–	*600*	–	–	–	–
Ireland	–	–	–	–	–	–	–	–	–	–	–	1,200	–	–	–	–	–
Spain	–	–	–	–	–	–	800	–	–	–	–	–	–	–	–	–	–
Sweden	500	–	900	–	–	1,100	–	–	–	200	–	–	–	–	*600*	–	–
Switzerland	–	100	–	–	–	100	–	–	–	–	–	–	–	–	–	–	–
Subtotal	**800**	**100**	**900**	**1,300**	**600**	**1,800**	**800**	**300**	–	**700**	**300**	**1,200**	***600***	***1,100***	***600***	–	–
Total additional equipped space	**2,800**	**3,100**	**2,600**	**4,900**	**1,300**	**3,500**	**1,900**	**1,000**	**400**	**2,600**	**3,600**	**3,000**	***2,000***	***4,100***	***600***	***3,500***	***4,200***
	13,400 Sqm in 2014				**7,700Sqm in 2015**				**9,600 Sqm in 2016**				**10,200 Sqm in 2017E**				

(1) Figures rounded to nearest net 100 sqm for each country unless otherwise noted. Totals may not add due to rounding.
(2) Future expansion additions based on announced schedule, which is subject to change; additions scheduled for the first half are noted in the second quarter and additions scheduled for the second half are noted in the fourth quarter.
(3) HIL1 exited in 1Q15; AMS2 exited in 1Q16. Excludes Interxion Science Park.

28

Space Analysis by Country

Maximum Equippable

Space figures in square metres(1)    Data Centres in Operation Space in Country(5)Equipped Space inEquipped Space UnderUnequipped Space

/ under ConstructionCountryConstruction in Country(2)Available for Development

(incl DC’s under construction)

Big 4

France    8 28,50020,2003,1005,200

Germany    12 29,10024,2004,800(2)100

Netherlands(3,4)    7 27,90021,4001,5005,000

UK    2 6,8006,8000(2)0

Subtotal    2992,30072,6009,30010,400

Rest of Europe

Austria    2 10,9007,9001,1001,900

Belgium    1 5,1005,0000100

Denmark    2 5,4004,300600500

Ireland    3 5,8004,60001,200

Spain    2 5,7005,70000

Sweden    4 5,1004,9000(2)100

Switzerland    1 7,1005,80001,300

Subtotal    1545,10038,2001,7005,200

Total    44 137,400110,80011,000(2)15,600

Note: Totals may not add due to rounding. As of Dec. 31, 2016.

(1)    Figures rounded to nearest net 100 sqm for each country unless otherwise noted. Totals may not add due to rounding.

(2)    Future expansion additions based on announced schedule, which is subject to change; Excludes expansions announced after the end of the period.

(3)    Includes sites on owned and available land, under lease agreements, and options

(4)    Excludes Interxion Science Park

(5)    Maximum Equippable Space (incl DC’s under construction) = Equipped Space + Under Construction Space + Unequipped Space 29

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Pan-European Data Centre Portfolio

	Location	Owned / Leased	Build Out Status[1]	Maximum Equippable Space (sqm)[2][3][5]	Location	Owned / Leased	Build Out Status[1]	Maximum Equippable Space (sqm)[2] [3]
Big 4	France				Netherlands			
	MRS1	Owned	Expanding	6,400	AMS1	Leased	Fully	600
	PAR1	Leased	Fully	1,400	AMS3	Owned	Fully	3,000
	PAR2	Leased	Fully	2,900	AMS4	Leased	Fully	NM [5]
	PAR3	Owned	Fully	1,900	AMS5	Leased	Fully	4,300
	PAR4	Leased	Fully	1,300	AMS6	Owned	Fully	4,400
	PAR5	Owned	Fully	4,000	AMS7	Finance Lease[4]	Expanding	7,600
	PAR6	Leased	Fully	1,300	AMS8	Finance Lease	Expanding	7,900
	PAR7	Finance Lease [4]	Expanding	9,300	UK			
					LON1	Leased	Fully	5,400
					LON2	Leased	Fully	1,500
	Germany							
	DUS1	Leased	Expanding	3,300	FRA6	Leased	Fully	2,200
	DUS2	Leased	Expanding	1,200	FRA7	Leased	Fully	1,500
	FRA1	Leased	Fully	500	FRA8	Owned	Fully	3,700
	FRA2	Leased	Fully	1,100	FRA9	Leased	Fully	800
	FRA3	Leased	Fully	2,200	FRA10	Owned	Expanding	4,800
	FRA4	Leased	Fully	1,400	FRA11	Owned	Under Construction	4,800
	FRA5	Leased	Fully	1,700				
ROE	Austria				Spain			
	VIE1	Owned	Fully	4,700	MAD1	Leased	Fully	4,000
	VIE2	Owned	Expanding	6,200	MAD2	Leased	Expanding	1,700
	Belgium				Sweden			
	BRU1	Owned	Fully	5,100	STO1	Leased	Fully	1,900
	Denmark				STO2	Leased	Expanding	1,200
	CPH1	Leased	Fully	3,800	STO3	Leased	Fully	900
	CPH2	Owned	Expanding	1,600	STO4	Leased	Expanding	1,100
	Ireland				Switzerland			
	DUB1	Leased	Fully	1,100	ZUR1	Leased	Expanding	7,100
	DUB2	Leased	Fully	2,300				
	DUB3	Owned	Expanding	2,300				
Total								137,500

(1) Built Out Status as at 1 January 2015, consistent with slide 16
(2) Maximum equippable space as at 31 December 2016.
(3) Not included in Maximum Equippable Space, Interxion owns or leases land for data centre development in Copenhagen, Dublin, Frankfurt, Madrid, Marseille and Paris.
(4) Purchase options have been exercised, though not yet closed
(5) Maximum equippable space for AMS4 is included in the maximum equippable space of AMS1

Totals:	#	sqm	%
Owned	13	53,000	38.5%
Finance Lease	3	24,800	18.0%
Operating Lease	29	59,700	43.5%
Total	**45**	**137,500**	**100.0%**

30

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Adjusted NET Income Reconciliation

Reconciliation to adjusted net income

€ in millions (except as noted)	2014				2015				2016				2014	2015	2016
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	FY	FY	FY
Net income – as reported	**10.4**	**8.3**	**9.0**	**7.4**	**4.4**	**21.6**	**10.4**	**12.1**	**10.2**	**9.2**	**10.5**	**10.0**	**35.1**	**48.6**	**39.9**
Add back															
+ Refinancing charges	–	0.6	–	–	–	–	–	–	–	–	–	–	0.6	–	–
+ M&A transaction costs	–	–	–	0.3	6.9	3.9	0.5	0.6	0.2	0.5	0.9	0.8	0.3	11.8	2.4
	–	0.6	–	0.3	6.9	3.9	0.5	0.6	0.2	0.5	0.9	0.8	0.9	11.8	2.4
Reverse															
– M&A transaction break fee income	–	–	–	–	–	(20.9)	–	–	–	–	–	–	–	(20.9)	–
– Profit on sale of financial asset	–	–	–	–	–	–	(2.3)	–	–	–	(0.3)	–	–	(2.3)	(0.3)
– Adjustment for onerous leases	–	(0.8)	–	–	(0.1)	–	(0.1)	–	–	–	–	–	(0.8)	(0.2)	–
– Increase/(decrease) of finance lease obligation	–	–	–	–	–	–	–	–	–	–	(1.4)	–	–	–	(1.4)
– Increase/(decrease) in provision for site restoration	–	–	–	–	–	–	–	–	–	–	–	(0.2)	–	–	(0.2)
– Deferred tax asset adjustment	–	–	–	–	–	–	–	–	–	–	–	(0.8)	–	–	(0.8)
– Interest capitalised	(0.8)	(0.8)	(1.3)	(0.6)	(0.9)	(0.7)	(0.4)	(0.6)	(0.5)	(0.7)	(1.3)	(0.9)	(3.6)	(2.6)	(3.4)
	(0.8)	(1.6)	(1.3)	(0.6)	(1.0)	(21.6)	(2.8)	(0.6)	(0.5)	(0.7)	(3.0)	(2.0)	(4.4)	(26.0)	(6.1)
Tax effect of above add backs & reversals	0.2	0.3	0.3	0.2	(1.4)	4.4	0.6	0.0	0.1	0.1	0.2	0.1	0.9	3.5	0.4
Adjusted net income	**9.8**	**7.6**	**8.0**	**7.2**	**8.9**	**8.3**	**8.7**	**12.1**	**10.0**	**9.0**	**8.6**	**9.0**	**32.5**	**37.9**	**36.6**
Reported Basic EPS (€)	0.15	0.12	0.13	0.11	0.06	0.31	0.15	0.17	0.15	0.13	0.15	0.14	0.51	0.70	0.57
Reported Diluted EPS (€)	0.15	0.12	0.13	0.11	0.06	0.31	0.15	0.17	0.14	0.13	0.15	0.14	0.50	0.69	0.56
Adjusted Basic EPS (€)	0.14	0.11	0.12	0.10	0.13	0.12	0.12	0.17	0.14	0.13	0.12	0.13	0.47	0.55	0.52
Adjusted Diluted EPS (€)	0.14	0.11	0.11	0.10	0.13	0.12	0.12	0.17	0.14	0.13	0.12	0.13	0.46	0.54	0.51

Note: Figures rounded to nearest net € 0.1 Million. Totals may not add due to rounding.

31

interxion

Non-IFRS Reconciliation

Reconciliation to adjusted EBITDA

€ in millions (except as noted)	2010				2011				2012				2013			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Net income	(4.7)	4.0	5.9	9.5	2.8	5.2	6.9	10.6	8.7	8.7	8.6	5.6	7.0	6.6	(16.5)[1]	9.8
Income tax expense / (benefit)	1.2	2.9	1.6	(3.2)	2.3	2.3	3.2	1.9	3.9	4.1	4.3	3.5	3.4	3.1	(4.1)	3.7
Profit / (loss) before taxation	(3.5)	6.9	7.5	6.3	5.1	7.5	10.1	12.6	12.6	12.9	12.8	9.1	10.3	9.7	(20.6)	13.4
Net finance expense	13.5	4.8	5.1	6.1	6.6	6.0	5.3	5.0	4.4	3.9	3.8	5.7	6.5	7.3	38.1[1]	5.6
Operating profit	10.0	11.7	12.6	12.4	11.7	13.5	15.3	17.5	17.1	16.7	16.6	14.8	16.8	17.1	17.5	19.0
Depreciation, amortisation and impairments	7.2	7.5	7.8	8.6	8.5	9.6	9.1	8.4	9.7	10.2	11.0	13.1	14.0	14.9	15.2	13.5
EBITDA	17.2	19.2	20.4	21.0	20.3	23.1	24.4	25.9	26.7	27.0	27.6	27.8	30.8	32.0	32.7	32.5
Share-based payments	0.3	0.4	0.4	0.6	0.3	0.3	0.7	1.3	0.7	0.9	1.2	2.6	1.0	0.8	1.1	1.3
Increase/(decrease) in provision for onerous lease contracts	0.1	0.1	0.1	(0.1)	0.0	–	–	–	–	–	–	0.8	–	–	-	–
IPO transaction costs	–	–	–	–	1.7	–	–	–	–	–	–	–	–	–	-	–
M&A transaction break fee income	–	–	–	–	–	–	–	–	–	–	–	–	–	–	-	–
M&A transaction costs	–	–	–	–	–	–	–	–	–	–	–	–	–	–	-	–
Income from sub-leases on unused data centre sites	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.0)
Increase/(decrease) in provision for site restoration	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Adjusted EBITDA	17.4	19.6	20.8	21.4	22.2	23.3	25.0	27.1	27.3	27.8	28.7	31.2	31.7	32.7	33.7	33.8

€ in millions (except as noted)	2014				2015				2016			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Net income	10.4	8.3	9.0	7.4	4.4	21.6	10.4	12.1	10.2	9.2	10.5	10.0
Income tax expense / (benefit)	4.2	3.9	3.9	3.5	2.4	8.2	4.7	2.6	4.7	4.2	4.5	3.0
Profit / (loss) before taxation	14.6	12.2	12.8	10.8	6.8	29.8	15.2	14.7	14.9	13.4	15.0	13.1
Net finance expense	5.4	7.5	7.0	8.0	6.6	7.9	6.4	8.1	8.0	10.2	8.6	9.5
Operating profit	20.0	19.7	19.8	18.8	13.4	37.7	21.6	22.8	22.9	23.5	23.6	22.6
Depreciation, amortisation and impairments	14.0	14.9	16.0	17.3	18.2	19.6	20.3	20.2	21.5	22.0	22.1	24.2
EBITDA	34.0	34.6	35.9	36.2	31.6	57.3	41.8	43.0	44.4	45.6	45.7	46.8
Share-based payments	0.6	2.1	1.5	2.3	2.2	1.8	1.7	1.5	1.4	1.3	1.8	1.8
Increase/(decrease) in provision for onerous lease contracts	–	(0.8)	–	–	(0.1)	–	(0.1)	–	–	–	–	–
IPO transaction costs	–	–	–	–	–	–	–	–	-	-	-	-
M&A transaction break fee income	–	–	–	–	–	(20.9)	–	–	-	-	-	-
M&A transaction costs	–	–	–	0.3	6.9	3.9	0.5	0.6	0.2	0.5	0.9	0.8
Income from sub-leases on unused data centre sites	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.0)	(0.0)	0.0
Increase/(decrease) in provision for site restoration	–	–	–	–	–	–	–	–	–	–	–	(0.2)
Adjusted EBITDA	34.5	35.9	37.3	38.7	40.6	42.0	43.7	44.9	45.9	47.3	48.3	49.3

Note: Figures rounded to nearest net € 0.1 Million. Totals may not add due to rounding.
(1) Includes € 31 Million in one time charges related to debt refinancing.

32

interxion

Non-IFRS Reconciliation

Reconciliation to Segment adjusted EBITDA

€ in millions	2014				2015				2016			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
BIG 4												
Operating profit	**18.3**	**18.7**	**18.4**	**17.6**	**19.5**	**20.3**	**21.7**	**21.7**	**21.7**	**22.4**	**21.9**	**21.6**
Depreciation, amortisation and impairments	8.9	9.5	10.5	11.2	11.7	12.5	13.1	13.0	14.3	14.5	14.8	16.5
EBITDA	**27.2**	**28.3**	**28.9**	**28.7**	**31.2**	**32.9**	**34.8**	**34.7**	**36.0**	**36.9**	**36.7**	**38.1**
Share-based payments	0.2	0.5	0.3	0.4	0.3	0.5	0.4	0.2	0.3	0.1	0.1	0.3
Increase/(decrease) in provision for onerous lease contracts	–	(0.8)	–	–	(0.1)	–	(0.1)	–	–	–	–	–
Income from sub-leases on unused data centre sites	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.0)	(0.0)	0.0
Increase/(decrease) in provision for site restoration	–	–	–	–	–	–	–	–	–	–	–	(0.2)
Adjusted EBITDA	**27.3**	**27.9**	**29.2**	**29.0**	**31.4**	**33.2**	**34.9**	**34.8**	**36.2**	**37.0**	**36.8**	**38.2**
ROE												
Operating profit	**11.5**	**11.8**	**11.9**	**12.6**	**13.3**	**13.2**	**13.5**	**14.4**	**15.3**	**15.1**	**16.0**	**16.1**
Depreciation, amortisation and impairments	4.3	4.5	4.6	5.1	5.4	5.9	6.1	6.2	6.1	6.4	6.3	6.6
EBITDA	**15.7**	**16.3**	**16.5**	**17.8**	**18.8**	**19.1**	**19.6**	**20.6**	**21.4**	**21.5**	**22.3**	**22.6**
Share-based payments	0.1	0.3	0.3	0.3	0.2	0.2	0.2	0.2	0.1	0.1	0.1	0.1
Adjusted EBITDA	**15.8**	**16.6**	**16.8**	**18.1**	**19.0**	**19.3**	**19.8**	**20.8**	**21.5**	**21.6**	**22.4**	**22.7**
CORPORATE & OTHER												
Operating profit/(loss)	**(9.8)**	**(10.9)**	**(10.4)**	**(11.4)**	**(19.4)**	**4.2**	**(13.6)**	**(13.3)**	**(14.1)**	**(13.9)**	**(14.3)**	**(15.1)**
Depreciation, amortisation and impairments	0.8	0.8	0.9	1.0	1.1	1.1	1.1	1.0	1.0	1.1	1.0	1.2
EBITDA	**(9.0)**	**(10.0)**	**(9.6)**	**(10.4)**	**(18.3)**	**5.3**	**(12.5)**	**(12.3)**	**(13.0)**	**(12.8)**	**(13.3)**	**(13.9)**
Share-based payments	0.4	1.4	0.8	1.7	1.7	1.1	1.1	1.1	1.0	1.1	1.6	1.4
M&A transaction costs	–	–	–	0.3	6.9	3.9	0.5	0.6	0.2	0.5	0.9	0.8
M&A transaction break fee income	–	–	–	–	–	(20.9)	–	–	–	–	–	–
Adjusted EBITDA	**(8.5)**	**(8.7)**	**(8.7)**	**(8.4)**	**(9.7)**	**(10.6)**	**(11.0)**	**(10.7)**	**(11.8)**	**(11.2)**	**(10.8)**	**(11.7)**

Note: Figures rounded to nearest net € 0.1 Million. Totals may not add due to rounding.

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Definitions

Adjusted EBITDA and EBITDA: EBITDA is defined as net profit plus income tax expense, net finance expense, depreciation, amortisation and impairment of assets. W e define adjusted EBITDA as EBITDA adjusted for share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions and adjustments related to terminated and unused data centre sites. In certain circumstances, we may also adjust for gains or losses that management believes are not representative of our current ongoing performance. Examples of this would include: adjusting for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses (e.g., Dutch crisis wage tax, IPO transaction costs)

Adjusted diluted earnings per share: Adjusted diluted earnings per share amounts are determined on adjusted net profit

Adjusted net profit: We define adjusted net profit as net profit adjusted to exclude income or expense related to the evaluation and execution of potential mergers or acquisitions, adjustments to provisions which are not reflective of our ongoing performance, and adjustments related to capitalised interest. In certain circumstances, we may also adjust for gains or losses that management believes are not representative of our current ongoing performance. Examples of this would include: adjusting for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses (e.g., Dutch crisis wage tax, IPO transaction costs)

Big 4: France, Germany, the Netherlands, and the UK

CAGR: Compound Annual Growth Rate

Capital expenditures including intangible assets: represent payments to acquire property, plant & equipment and intangible assets as recorded on our consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets”, respectively. Investments in intangibles assets include power grid rights and software development

Cash ROGIC: Cash Return on Gross Invested Capital (Cash ROGIC) defined as (Adjusted EBITDA less maintenance and other capex) divided by {Average of opening and closing (gross PP&E plus gross intangible assets plus gross goodwill)}

Constant Currency: Measurements of the given metric that eliminate the effects of foreign currency rate fluctuations. To calculate this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the comparative period rather than the actual exchange rates in effect during the respective periods.

Corporate and Other: Unallocated items comprised of mainly general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data centre sites over the term of the relevant leases) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities

CDNs: Content Distribution Networks

Churn: contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month

Definitions (cont.)

Customer Available Power: the current installed electrical customer capacity

Equipped Space: the amount of data centre space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure. IAAS: Infrastructure as a Service LTM: Last Twelve Months ended 31 December 2016, unless otherwise noted MW: Megawatts PAAS: Platform as a Service SAAS: Software as a Service SQM: Square metres

Recurring ARPU: Monthly recurring revenue per square metre calculated as {reported recurring revenue in the quarter divided by 3} divided by {sum of prior and current quarter end reported revenue generating space divided by 2}

Recurring Revenue: revenue that is incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties. Rents received for the sublease of unused sites are excluded.

Rest of Europe / ROE: Austria, Belgium, Denmark, Ireland, Spain, Sweden, and Switzerland

Revenue Generating Space: the amount of Equipped Space that is under contract and billed on the relevant date

Utilisation Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space. Some Equipped Space is not fully utilised due to customers’ specific requirements regarding the layout of their equipment. In practice, therefore, Utilisation Rate does not reach 100%

YTM: Yield to maturity

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